

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 21, 2016

Kenneth Tan
Chief Executive Officer
Sino Payments, Inc.
7/F., Darton Tower
142 Wai Yip Street, Kwun Tong
Kowloon, Hong Kong

> **Re: Sino Payments, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 14, 2016**
> **File No. 000-53537**

Dear Mr. Tan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications